March 19, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re: High Great Group Holding Company (HIGR)

Ladies and Gentlemen:

This letter is being furnished by HIGR (the “Company”) in response to comments contained in the letter dated May 26, June 26 & August 2, 2023 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jun Ho Yang, CEO President of the Company, with respect to the SEC’s limited review of the Company’s filing of the financial statements and related disclosures. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response as marked.

Form 10-K filed April 17, 2023

Item 9 - Change In And Disagreements With Accountants On Accounting And Financial Disclosures, page 8

1.	It appears you have changed auditors between your annual report for the period ended December 31, 2021 and December 31, 2022. Please file an Item 4.01 8-K providing the required disclosures outlined in Item 304 of Regulation S-K and amend your filing to furnish the information required by Item 304(b) of Regulation S-K within Item 9 of your annual report.

The Company has file the required 8-K providing the required disclosures outlined in Item 304 of Regulation S-K and amend your filing to furnish the information required by Item 304(b) of Regulation S-K within Item 9 of HIGR annual report.

Item 9A. Controls and Procedures, page 9

2.	Please amend your filing to provide disclosures as of December 31, 2022, for your 1) evaluation of disclosure controls and procedures, 2) management’s annual report on internal controls over financial reporting and 3) evaluation of changes in internal control over financial reporting.

The Company has file the required amendment providing disclosures as of December 31, 2022, the 1) evaluation of disclosure controls and procedures, 2) management’s annual report on internal controls over financial reporting and 3) evaluation of changes in internal control over financial reporting.

Report of independent registered public accounting firm, page F-2

3.	Your auditor’s report indicate that the balance sheet as of December 31, 2021 was audited by another auditor. Please clarify whether all of your financial statements for 2021 were audited by another auditor and amend your filing to include the other auditor’s report as required by Rule 2-05 of Regulation S-X.

All of HIGR financial statements for 2020 & 2021 were audited by M.S. Madhava Rao.

HI-GREAT GROUP HOLDING COMPANY

Date: March 19, 2024	By:	/s/ Jun Ho Yang
	Name:	Jun Ho Yang
	Title:	Chief Executive Officer (Principal Executive Officer)